    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 2000
                                                             FILE NO. ___-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                          JLK DIRECT DISTRIBUTION INC.
                            (Name of Subject Company)

                                   -----------

                          JLK DIRECT DISTRIBUTION INC.
                                 KENNAMETAL INC.
                         PEGASUS ACQUISITION CORPORATION
                      (Names of Filing Persons -- Offerors)

                                   -----------

                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   -----------

                                    46621C105
                      (CUSIP Number of Class of Securities)

                                   -----------

    Please send all correspondence to:               With a Copy to:

         KEVIN G. NOWE, SECRETARY                  LEWIS U. DAVIS, JR.
       JLK DIRECT DISTRIBUTION INC.                 BUCHANAN INGERSOLL
           1600 TECHNOLOGY WAY                   PROFESSIONAL CORPORATION
               P.O. BOX 231                         ONE OXFORD CENTRE
                 LATROBE                             301 GRANT STREET
               PENNSYLVANIA                             PITTSBURGH
                15650-0231                             PENNSYLVANIA
              (724) 539-5000                            15219-1410
                                                     (412) 562-8880

                  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   -----------

                            CALCULATION OF FILING FEE

------------------------------------------------------- -----------------------------------------------------
              Transaction Valuation (1)                               Amount of Filing Fee (2)
------------------------------------------------------- -----------------------------------------------------
                    $38,836,088                                                 $7,768
------------------------------------------------------- -----------------------------------------------------

(1) Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of Class A Common Stock (the "Shares") of JLK Direct Distribution Inc. ("JLK") at the tender offer price of $8.75 per Share. As of October 2, 2000, there were (1) 4,288,410 Shares issued and outstanding and (2) unexercised options to acquire 150,000 Shares with an exercise price of less than $8.75 per Share. Based on the foregoing, the transaction value is equal to the product of (1) the sum of 4,288,410 Shares outstanding and 150,000 Shares subject to options to purchase Shares with an exercise price of less than $8.75 per Share, and (2) $8.75 per Share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent (1%) of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ ________________________
Filing Party: ____________________________________
Form or Registration No.: ________________________
Date Filed: ______________________________________
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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


         This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by JLK Direct Distribution Inc., a Pennsylvania corporation ("JLK"), to purchase all of the outstanding shares of its Class A common stock, par value $0.01 per share, tendered pursuant to the tender offer at a purchase price of $8.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which together with any amendments or supplements thereto, collectively constitute the "Offer").

         The Offer is made pursuant to a Merger Agreement, dated as of September 8, 2000, among JLK, Kennametal Inc., a Pennsylvania corporation ("Kennametal"), and Pegasus Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of Kennametal ("Pegasus"), which contemplates a merger of JLK and Pegasus following the consummation of the Offer.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 12. EXHIBITS.

(a)(1)   Offer to Purchase dated October 3, 2000.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)   Summary Advertisement, as published on October 3, 2000.

(b)(1) Form of Intercompany Debt/Investment and Cash Management Agreement between JLK and Kennametal (incorporated by reference to Exhibit 10(d) to Amendment No. 1 to JLK's Registration Statement on Form S-1 filed on June 4, 1997).

(b)(2) Credit Agreement with Mellon Bank, N.A. and various creditors dated as of November 17, 1997 (incorporated by reference to Exhibit 10.2 to JLK's Quarterly Report on Form 10-Q for the period ended December 31,
         1997).

(b)(3) Guaranty and Suretyship Agreement with Mellon Bank, N.A. dated as of November 17, 1997 (incorporated by reference to Exhibit 10.3 to JLK's Quarterly Report on Form 10-Q for the period ended December 31,
         1997).

(b)(4) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of November 26, 1997 (incorporated by reference to Exhibit 10.18 to JLK's Annual Report on Form 10-K for the year ended June 30, 1998).

(b)(5) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of December 19, 1997 (incorporated by reference to Exhibit 10.19 to JLK's Annual Report on Form 10-K for the year ended June 30, 1998).

(b)(6) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of March 19, 1998 (incorporated by reference to Exhibit 10.20 to JLK's Annual Report on Form 10-K for the year ended June 30, 1998).

(b)(7) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of December 15, 1998 (incorporated by reference to Exhibit 10.1 to JLK's Quarterly Report on Form 10-Q for the period ended December 31, 1998).

(b)(8) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of March 31, 1999 (incorporated by reference to Exhibit 10.1 to JLK's Quarterly Report on Form 10-Q for the period ended March 31, 1999).

(c)(1) Opinion of CIBC World Markets Corp. dated September 8, 2000 (included as Annex A to the Offer to Purchase filed herewith as Exhibit
         (a)(1)).

(c)(2) Materials presented by CIBC World Markets Corp. to the Special Committee of the Board of Directors of JLK on September 8, 2000.

(d) Merger Agreement, dated as of September 8, 2000, among JLK, Kennametal and Pegasus (incorporated by reference to JLK's Current Report on Form 8-K, filed on September 11, 2000).

(e) Item 11 of the Form 10-K of JLK for the fiscal year ended June 30, 2000 (incorporated by reference to JLK's Form 10-K, filed on September 27, 2000 (File No. 1-13059)).

(f) Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law (included as Annex B to the Offer to Purchase filed herewith as Exhibit (a)(1)).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2000

                                       JLK DIRECT DISTRIBUTION INC.


                                       By: /s/ Stanley B. Duzy, Jr.
                                          --------------------------------------

                                       Name: Stanley B. Duzy, Jr.
                                            ------------------------------------

                                       Title: Acting Chief Operating Officer
                                             -----------------------------------


                                       KENNAMETAL INC.


                                       By: /s/ David T. Cofer
                                          --------------------------------------

                                       Name: David T. Cofer
                                            ------------------------------------

                                       Title: Vice President
                                             -----------------------------------


                                       PEGASUS ACQUISITION CORPORATION


                                       By: /s/ David T. Cofer
                                          --------------------------------------

                                       Name: David T. Cofer
                                            ------------------------------------

                                       Title: Secretary
                                             -----------------------------------

                                  EXHIBIT INDEX


(a)(1)   Offer to Purchase dated October 3, 2000.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)   Summary Advertisement, as published on October 3, 2000.

(b)(1) Form of Intercompany Debt/Investment and Cash Management Agreement between JLK and Kennametal (incorporated by reference to Exhibit 10(d) to Amendment No. 1 to JLK's Registration Statement on Form S-1 filed on June 4, 1997).

(b)(2) Credit Agreement with Mellon Bank, N.A. and various creditors dated as of November 17, 1997 (incorporated by reference to Exhibit 10.2 to JLK's Quarterly Report on Form 10-Q for the period ended December 31,
         1997).

(b)(3) Guaranty and Suretyship Agreement with Mellon Bank, N.A. dated as of November 17, 1997 (incorporated by reference to Exhibit 10.3 to JLK's Quarterly Report on Form 10-Q for the period ended December 31,
         1997).

(b)(4) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of November 26, 1997 (incorporated by reference to Exhibit 10.18 to JLK's Annual Report on Form 10-K for the year ended June 30, 1998).

(b)(5) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of December 19, 1997 (incorporated by reference to Exhibit 10.19 to JLK's Annual Report on Form 10-K for the year ended June 30, 1998).

(b)(6) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of March 19, 1998 (incorporated by reference to Exhibit 10.20 to JLK's Annual Report on Form 10-K for the year ended June 30, 1998).

(b)(7) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of December 15, 1998 (incorporated by reference to Exhibit 10.1 to JLK's Quarterly Report on Form 10-Q for the period ended December 31, 1998).

(b)(8) Amendment to Credit Agreement with Mellon Bank, N.A. and various creditors dated as of March 31, 1999 (incorporated by reference to Exhibit 10.1 to JLK's Quarterly Report on Form 10-Q for the period ended March 31, 1999).

(c)(1) Opinion of CIBC World Markets Corp. dated September 8, 2000 (included as Annex A to the Offer to Purchase filed herewith as Exhibit
         (a)(1)).

(c)(2) Materials presented by CIBC World Markets Corp. to the Special Committee of the Board of Directors of JLK on September 8, 2000.

(d) Merger Agreement, dated as of September 8, 2000, among JLK, Kennametal and Pegasus (incorporated by reference to JLK's Current Report on Form 8-K, filed on September 11, 2000).

(e) Item 11 of the Form 10-K of JLK for the fiscal year ended June 30, 2000 (incorporated by reference to JLK's Form 10-K, filed on September 27, 2000 (File No. 1-13059)).

(f) Chapter 15, Subchapter D of the Pennsylvania Business Corporation Law (included as Annex B to the Offer to Purchase filed herewith as Exhibit (a)(1)).